Exhibit 99.2

TO:	British Columbia Securities Commission Ontario Securities Commission Alberta Securities Commission
AND TO: Keegan Resources Inc.
RE:	Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment Dated December 16th, 2010 and amended February 4th 2011(the "Technical Report")

I, Harry Warries, do hereby consent to the public filing of the Technical Report, prepared for Keegan Resources Inc. dated December 16th 2010 and amended February 4th 2011, and extracts from, or the summary of, the Technical Report in the press release of Keegan Resources Inc. dated December 13, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release

Dated this 7th day of February 2011

Harry Warries	Masters in Mining, AusIMM, SME
Mining Manager
Coffey Mining Pty Ltd

Coffey Mining Pty Ltd ABN 52 065 481 209
1162 Hay Street, West Perth WA 6005 Australia
PO Box 1671, West Perth WA 6872 Australia
T (+61) (8) 9324 8800 F (+61) (8) 9324 8877 coffey.com